TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN PROVIDES GENERAL UPDATE

TORONTO – February 19, 2009: Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') announced a number of updates regarding its strategy and the significant developments to date in 2009. The updates address the status of the following:

a) China exploration activity suspended;
b) Jinchuan Group ('Jinchuan') acquisition of 70% of Tiomin Kenya Limited ongoing; and
c) Merger and acquisition strategy.

a) China – Subsequent to Tiomin's September 2008 acquisition of Radiant Resources Inc. its 'Chinese-Foreign Co-operative Joint Venture' company Xinjiang Pacific Resources Corporation ('XPR') continued exploration work. Due to changing market conditions and other strategic priorities the Company's management decided, on February 18, 2009, to suspend further exploration activities in the area. As a result, charges for impairment in value of mineral properties and deferred exploration of $2.144 million and $3.085 million were recorded effective December 31, 2008. The Company is actively seeking another joint venture partner or other investor in order to obtain future value from the XPR investment.

b) Jinchuan acquisition of 70% of Tiomin Kenya Limited – Jinchuan continues to co-operate with Tiomin while negotiating the required assistance and support from the Government of Kenya ('GoK') necessary to reach a definitive investment agreement and make the Kwale Mineral Sands project a reality. The Company continues to honour the Memorandum of Understanding while Jinchuan provides monthly contributions to maintain the existing 'care and maintenance' operations in Kenya. Further information will be released when the GoK meet the requirements of the project to Jinchuan's satisfaction.

c) Merger & Acquisition Strategy – Tiomin, as previously stated, is actively reviewing merger and acquisition ('M&A') opportunities created by the combined impact of changing commodity prices and difficult capital markets. Although the proposed transaction with Cadiscor Resources was subsequently terminated by mutual agreement of the two companies, Tiomin believes its M&A strategy will lead to value creation. Companies with producing or near-producing assets that may be having difficulty raising the modest amounts of capital required to start production are potential merger candidates for Tiomin.

Bob Jackson, President and CEO, commented that "The Company continues to actively and diligently pursue exploration and investment opportunities to enhance shareholder value and we expect that the Company's present Board of Directors and management team will generate the desired results in 2009."

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

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For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

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